April 12, 2013

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On March 1, 2013, Northern Lights Variable Trust (the “Registrant”), on behalf of the Mariner Hyman Beck Portfolio (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 78 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On April 3, 2013, you provided oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Trust’s response.

General

1.

Comment:

The filing contained certain missing information and exhibits.  Please confirm that all missing information and required exhibits will be included in an amendment.

Response:

The Registrant confirms that any brackets and/or blanks will be removed in the definitive Prospectus and Statement of Additional Information, and that all required exhibits will be filed in a supplemental post-effective amendment.

Prospectus

2.

Comment:

Under Principal Investment Strategies, the paragraph which begins, “[t]he Portfolio may also pursue the global macro…” please note that the reference to “certain financial-related derivatives” is vague and should be revised to provide more specific disclosure.  The derivative related disclosure should describe the actual derivative instrument and associated principal risk that the Portfolio intends to use to achieve its investment objective.  See letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter")

Response:

The Registrant has revised the disclosure under “Principal Investment Strategies” and the Item 9 “Derivatives Risk” disclosure as follows:

The Portfolio may also pursue the global macro managed futures strategy by investing a portion of its assets directly in certain financial-related derivatives, which may include financial futures and options based on equity indices, interest rates and other financial instruments, and currencies.

* * *

Derivatives Risk: The Portfolio may use derivatives (including futures, options and options on futures) to enhance returns or hedge against market declines. The Portfolio's use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Portfolio. The use of leverage may also cause the Portfolio to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Portfolio's potential for gain or loss and, therefore, amplify the effects of market volatility on the Portfolio's share price. Because option premiums paid or received are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

o

Futures Risk.  The Portfolio’s use of futures contracts involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  These risks include (i) leverage risk; (ii) correlation or tracking risk and (iii) liquidity risk.  Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage.  Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified.  Thus, the Portfolio may experience losses that exceed losses experienced by funds that do not use futures contracts.  There may be imperfect correlation, or even no correlation, between price movements of a futures contract and price movements of investments for which futures are used as a substitute, or which futures are intended to hedge.  Lack of correlation (or tracking) may be due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded.  Consequently, the effectiveness of futures as a security substitute or as a hedging vehicle will depend, in part, on the degree of correlation between price movements in the futures and price movements in underlying securities.  While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid.  Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading.  Additionally, government regulation may further reduce liquidity through similar trading restrictions.  As a result, the Portfolio may be unable to close out its futures contracts at a time which is advantageous.  The successful use of futures depends upon a variety of factors, particularly the ability of the Advisor to predict movements of the underlying securities markets, which requires different skills than predicting changes in the prices of individual securities.  There can be no assurance that any particular futures strategy adopted will succeed.

o

Options Risk. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

1.

Comment:

Under Principal Investment Risks, please revise the “Limited History of Operations” risk by adding “for investors to evaluate” at the end of the first sentence.

Response:

The Registrant has made the requested revision.  The disclosure now reads as follows:

“The Portfolio has a limited history of operation for investors to evaluate.”

2.

Comment:

In the Item 9 Principal Investment Strategies section under the heading “Subsidiary” please briefly disclose some of the implications of the Portfolio’s designation as a commodity pool.

Response:

The fourth paragraph under the heading “Subsidiary” has been deleted and replaced with the following disclosure:

The Portfolio and the Subsidiary are “commodity pools” under the U.S. Commodity Exchange Act, and the Advisor is a “commodity pool operator” registered with and regulated by the Commodity Futures Trading Commission (“CFTC”).  As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations will apply with respect to the Portfolio once the CFTC finalizes its proposal to harmonize these obligations with overlapping SEC regulations applicable to investment companies.  Until CFTC rulemaking is finalized, the nature and extent of the impact of these obligations on the Portfolio is uncertain.  Compliance with new regulatory requirements could increase the Portfolio’s expenses.

3.

Comment:

Under “How to Purchase and Redeem Shares” the third sentence of the first paragraph notes that “[t]he main difference between each [share] class are ongoing fees.”  Please insert a brief explanation of the fee difference.

Response:  Registrant has revised the disclosure as follows:

The main difference between the share classes is the ongoing fees.  Class 2 shares pay up to 0.50% annually for distribution expenses pursuant to a plan under Rule 12b-1, and Class 1 shares do not pay such fees.

Statement of Additional Information (“SAI”)

4.

Comment:

Under the heading “Regulation as a Commodity Pool Operator” please update the disclosure to conform to the disclosure added to the Prospectus.

Response:

The Registrant has revised the Commodity Pool Operator disclosure in the SAI to reflect the changes made to similar disclosure in the Prospectus.  The existing SAI disclosure under the heading “Regulation as a Commodity Pool Operator” has been deleted and replaced with the following disclosure:

The Portfolio and the Subsidiary are “commodity pools” under the U.S. Commodity Exchange Act (“CEA”), and the Adviser is registered as a “commodity pool operator” with the Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association (“NFA”).  As a registered commodity pool operator with respect to the Portfolio and the Subsidiary, the Advisor must comply with various regulatory requirements under the CEA, and the rules and regulations of the CFTC and the NFA, including investor protection requirements, antifraud prohibitions, disclosure requirements, and reporting and recordkeeping requirements. The Adviser is also subject to periodic inspections and audits by the CFTC and NFA.

Additionally, under the heading “Options, Futures and Other Strategies,” the second paragraph has been revised as follows:

The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the "CFTC").  In addition, the Portfolio's ability to use Financial Instruments will be limited by tax considerations.  The Portfolio is a commodity pool subject to regulation under the Commodity Exchange Act.  In addition to the instruments, strategies and risks described below and in the Prospectus, the Portfolio's Advisor may discover additional opportunities in connection with Financial Instruments and other similar or related techniques.  These new opportunities may become available as the Advisor develop new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed.  The Advisor may utilize these opportunities to the extent that they are consistent with the Portfolio's investment objective and permitted by the Portfolio's investment limitations and applicable regulatory authorities.  The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

5.

Comment:

Under the heading “Compliance Services” please describe the substantive provisions of the compliance services contract including the compensation structure.

Response:

The Registrant has revised the disclosure as follows:

Northern Lights Compliance Services, LLC (“NLCS”), 17605 Wright Street, Suite 2, Omaha, NE 68130, an affiliate of [FS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act.  For the compliance services rendered to the Portfolio, the Portfolio pays NLCS a one-time fee of $2,500, plus an annual fee, based on Portfolio assets, ranging from $13,500 (net assets of $50 million) to $31,500 (net assets of $50 million or less).  The Portfolio also pays NLCS for any out-of-pocket expenses.  For the fiscal period ended December 31, 2012, the Portfolio paid $5,041 to NLCS for compliance services.

Part C

6.

Comment:

Please note that a representative of the Subsidiary should be signing the Registration Statement on behalf of the Subsidiary as the Registration Statement is an indirect offering of the Subsidiary.

Response:

The Registrant has updated the Part C signature page to include the signature of a duly authorized representative of the Subsidiary.

*     *     *     *     *

The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:

(i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter;

(ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and

(iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the JoAnn Strasser at 614-469-3265 or Emily Little at 614-469-3264 with any questions or comments concerning the foregoing.

/s/Thompson Hine LLP

Thompson Hine LLP

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265732965